VERITONE, INC.
1615 Platte Street, 2nd Floor
Denver, Colorado 80202

June 18, 2024

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Veritone, Inc.
Registration Statement on Form S-3
File No. 333-280148

Ladies and Gentlemen:

Veritone, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-280148) to become effective on Friday, June 21, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John-Paul Motley and Logan Tiari of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Logan Tiari of Cooley LLP, counsel to the Registrant, at (213) 561-3207, or in his absence, John-Paul Motley, at (213) 561-3204.

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Very truly yours,

VERITONE, INC.

By: /s/ Craig Gatarz

Name: Craig Gatarz

Title: Chief Legal Officer and Secretary

cc: John-Paul Motley, Cooley LLP

Logan Tiari, Cooley LLP